WAIVER OF CLOSING CONDITION

Under Section 6.2(e) of the Merger Agreement, dated January 8, 2009, by and among Charmed Homes Inc. (“Buyer”), Charmed Homes Subsidiary, Inc. (“Transitory Subsidiary”), certain shareholders and IntelaSight, Inc. (“Target”), it is a condition to the closing of the merger that Buyer shall have no assets, liabilities or contingent liabilities as of the Closing Date.

Target, through its undersigned duly authorized officer, hereby waives compliance with the closing condition contained in Section 6.2(e) with respect to the assets, liabilities and contingent liabilities set forth in Buyer’s financial statements as filed with the SEC for the quarter ended April 30, 2009, and agrees to proceed with the closing of the merger.

IntelaSight, Inc.

By:	/s/ David Ly
David Ly, CEO

Dated: August 3, 2009